EXHIBIT 12(A)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
SALTON, INC.

	13 Weeks
	ended
	9/29/07		Year Ended
(thousands, except ratios)	(Unaudited)	2007	2006	2005	2004
Fixed Charges

Interest and amortization of debt issuance costs on all indebtedness	$10,011	$38,185	$36,968	$51,703	$39,783
Add interest element implicit in rentals	706	2,924	2,959	3,296	3,443

Total fixed charges	$10,717	$41,109	$39,927	$54,999	$43,226
(Loss) Income
Loss from continuing operations before income taxes	$(7,539)	$(98,951)	$(65,805)	$(76,265)	$(131,195)
Add fixed charges	10,717	41,109	39,927	54,999	43,226

(Loss) Income from continuing operations before fixed charges and income taxes	$3,178	$(57,842)	$(25,878)	$(21,266)	$(87,969)

Ratio of earnings to fixed charges	0.30	(1.41)	(0.65)	(0.39)	(2.04)